DRIVER MANAGEMENT COMPANY LLC

February 10, 2020

Ms. Tonya K. Sturm
Senior Vice President, Secretary and CFO
First United Corporation
19 South Second Street
Oakland, MD 21550

Via Email

Tonya,

Reference is made to your January 17, 2020 letter in which you effectively rejected our request, made in our January 9, 2020 letter, for the shareholder lists of First United Corporation ("First United") so that we can have the same access to shareholders as First United currently enjoys. Unfortunately, it seems that First United's board of directors (the "Board") prefers to continue withholding the shareholder lists to put us at a continued disadvantage in the upcoming proxy contest by maintaining a playing field tilted in your favor.

Let's make this as simple as we can: we would like a copy of the shareholder lists. We note that the Board has the ability to adopt a certification procedure for beneficial owners to request the shareholder lists. Under § 2-514 of the Maryland General Corporation Law, the Board may allow for a shareholder to certify that certain shares of First United stock registered in its name are held for the account of another specified person, thereby allowing the specified person to be considered the holder of record in place of the certifying shareholder. <u>In fact, to make this as simple as possible</u>, we are sending you, under separate cover, a draft resolution setting forth this certification procedure for registered shareholders, to be adopted by the Board in substantially the same form.

We call on the Board to indicate as soon as possible, but in any event prior to **<u>February 14, 2020</u>**, whether it will indeed respect shareholders' rights by adopting this measure. Any failure by the Board to adopt this certification procedure would be inconsistent with First United's self-professed commitment to "addressing changing shareholder expectations and evolving corporate governance practices" by instead demonstrating a clear disregard for our right to have the same access to shareholders as First United, and resulting in First United having an unfair advantage in the upcoming contested election.

Alternatively, First United could just come clean and admit that it wishes to preserve all possible advantages in the upcoming proxy contest. Withholding the shareholder lists clearly benefits First United and puts us at a disadvantage. If that is your objective, why not just own it?

Regarding your request that we publicly disclose your letter, we demur. Obviously, you can disclose the contents of any correspondence addressed to us. In fact, we believe that you *should* do so, since we have nothing to fear from our fellow shareholders. While we welcome the full disclosure of our correspondence on this subject, so that all shareholders can better appreciate the facile banality of your arguments and your willingness to stretch logic to the point of breaking, we will afford you the common courtesy of making your own disclosures. In other words, if you want other shareholders to see the letters that you or any other representative of First United has written to us, please go ahead and make them public—you

have certainly threatened it enough, even though we never requested that you do otherwise—and spare us the sanctimony.

Sincerely,

J. Abbott R. Cooper
Managing Member
Driver Management Company LLC

About Driver Management Company

Driver employs a valued-oriented, event-driven investment strategy that focuses exclusively on equities in the U.S. banking sector. The firm's leadership has decades of experience advising and engaging with bank management teams and boards of directors on strategies for enhancing shareholder value. For information, visit www.drivermanagementcompany.com.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Driver Management Company LLC, together with the other participants named herein (collectively, "Driver"), intend to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of highly-qualified director nominees at the 2020 annual meeting of stockholders of First United Corporation, a Maryland corporation (the "Corporation").

DRIVER STRONGLY ADVISES ALL STOCKHOLDERS OF THE CORPORATION TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

Participants in the Solicitation

The participants in the proxy solicitation are anticipated to be Driver Management Company LLC ("Driver Management"), Driver Opportunity Partners I LP ("Driver Opportunity"), J. Abbott R. Cooper, Michael J. Driscoll, Ed.D, Lisa Narrell-Mead and Ethan C. Elzen.

As of the date hereof, the participants in the proxy solicitation beneficially own in the aggregate 365,212 shares of Common Stock, par value $0.01 per share, of the Corporation (the "Common Stock"). As of the date hereof, Driver Opportunity beneficially owns directly 360,637 shares of Common Stock. Driver Management, as the general partner of Driver Opportunity, may be deemed to beneficially own the shares of Common Stock directly beneficially owned by Driver Opportunity. Mr. Cooper, as the Managing Member of Driver Management, may be deemed to beneficially own the shares of Common Stock directly beneficially owned by Driver Opportunity. As of the date hereof, Dr. Driscoll directly beneficially owns 3,500 shares of Common Stock. As of the date hereof, Ms. Narrell-Mead directly beneficially owns 650 shares of Common Stock. As of the date hereof, Mr. Elzen directly beneficially owns 425 shares of Common Stock.